Exhibit EX-28.h.21

EXPENSE LIMITATION AGREEMENT

NATIONWIDE VARIABLE INSURANCE TRUST

This EXPENSE LIMITATION AGREEMENT, effective as of May 1, 2015, by and between NATIONWIDE FUND ADVISORS (the “NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the BlackRock NVIT Managed Global Allocation Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, as amended May 1, 2015, between NFA and the Trust (the “Advisory Agreement”), under which the Fund pays fees to NFA as specified therein based on the value of the average daily net assets of the Fund (“Advisory Fees”); and

WHEREAS, the Trust and NFA have entered into a Fee Waiver Agreement, dated May 1, 2015 (“Advisory Fee Waiver Agreement”), pursuant to which NFA has agreed, for so long as the Fund operates as a “fund-of-funds,” to waive an amount of Advisory Fees equal to 0.59% per annum, calculated monthly based on the Fund’s average daily net assets; and

WHEREAS, Nationwide Fund Distributors LLC (“NFD), an affiliate of NFA, serves as the principal underwriter to the Trust, including the Fund, and in connection therewith receives fees for distribution subject to a plan adopted by the Trust pursuant to Rule 12b-1 of the 1940 Act (“12b-1 Fees”); and

WHEREAS, the Trust and NFD have entered into a Fee Waiver Agreement, dated May 1, 2015 (“12b-1 Fee Waiver Agreement”), pursuant to which NFD has agreed to waive an amount of 12b-1 Fees from Class II shares of the Fund equal to 0.25% per annum, calculated monthly based on the average daily net assets of Class II shares of the Fund; and

WHEREAS, the Trust and NFA have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the total operating expenses of the Fund at an annual level that does not exceed 1.19%.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.

1.1. Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by Class II shares of the Fund in any fiscal year, including but not limited to Advisory Fees, 12b-1 Fees, fees adopted pursuant to an administrative services plan and acquired fund fees and expenses, but taking into account the effect of any fees waived by NFA or NFD pursuant to the Advisory Fee Waiver Agreement or 12b-1 Fee Waiver Agreement, respectively (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of NFA.

1.2. Operating Expense Limit. The Operating Expense Limit in any year shall be 1.19% of the average daily net assets of Class II shares of the Fund, excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase and sale of portfolio securities, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, expenses incurred by the Fund in connection with any merger or reorganization and other non-routine expenses not incurred in the ordinary course of the Fund’s business.

1.3. Method of Computation. To determine NFA’s liability with respect to the Excess Amount, each month the Fund Operating Expenses shall be annualized as of the last day of the month for each class of the Fund. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit of a Fund class, NFA shall reimburse or otherwise remit to the Fund an amount that is sufficient to satisfy such Excess Amount.

1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of any reimbursements or other payments remitted by NFA to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.	Recoupment of Expense Reimbursements.

2.1. Recoupment. If in any fiscal year during which total Fund assets are greater than $100 million and in which the Advisory Agreement is still in effect, the estimated aggregate Fund Operating Expenses for the fiscal year are less than the Operating Expense Limit for that year, NFA shall be entitled to recoupment by the Fund, in whole or in part as provided below, of the amounts reimbursed and other payments remitted by NFA to the Fund pursuant to Section 1 hereof. The total amount of recoupment to which NFA may be entitled (the “Recoupment Amount”) shall equal, at any time, the sum of all expenses previously reimbursed by NFA and all other payments remitted by NFA to the Fund, pursuant to Section 1 hereof, less any recoupment of amounts previously paid by the Fund to NFA, pursuant to Sections 2.2 or 2.3 hereof, with respect to such expense reimbursements and payments; provided, however, that no Recoupment Amount shall be paid at a date more than three (3) years after the fiscal year when NFA reimbursed expenses to the Fund for the corresponding Excess Amount pursuant to Section 1. The Recoupment Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Recoupment Amount.

2.2. Board Reporting. NFA shall provide to the Trust’s Board of Trustees (and/or a designated Committee thereof), at each regularly scheduled meeting, a report summarizing the recoupments paid to NFA pursuant to Section 2.1 hereof during the immediately preceding quarter end and a projection of potential recoupments to be paid to NFA during next succeeding quarter end.

2.3. Method of Computation. To determine the Fund’s payments, if any, to compensate NFA for all or any portion of the Recoupment Amount, each month the Fund Operating Expenses for each Fund class shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month are less than the Operating Expense Limit, the Fund shall pay to NFA an amount sufficient to increase the annualized Fund Operating Expenses to an amount no greater than the Operating Expense Limit, provided that such amount paid to NFA will not exceed the total Recoupment Amount. If the annualized Fund Operating Expenses for the Fund are greater than the Operating Expense Limit for one or more months in a quarter and less than the remaining month(s), the calculation described in this section will be made on a monthly basis and the net amount of the monthly calculations will be presented to the Board.

2.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses for the prior fiscal year (including any recoupment payments hereunder with respect to such fiscal year) do not exceed the Operating Expense Limit.

3.	Term and Termination of Agreement.

This Agreement shall initially continue in effect through April 30, 2016, and from year to year thereafter provided such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”), provided however, that the recoupments described in Section 2 will not continue to accrue for more than three years after the fiscal year when NFA reimbursed expenses to the Fund for the corresponding Excess Amount pursuant to Section 1. The parties hereby agree that the initial Operating Expense Limit described herein shall remain in place until at least April 30, 2016.

4.	Miscellaneous.

4.1. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2. Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President